

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

January 22, 2018

Keri Crowell
Chief Financial Officer
Gulfport Energy Corporation
3001 Quail Springs Parkway
Oklahoma City, OK 73134

> **Re:** **Gulfport Energy Corporation**
> **Registration Statement on Form S-4**
> **Filed January 18, 2018**
> **File No. 333-222592**

Dear Ms. Crowell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina V. Dorin at (202) 551-3763 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources